Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL 212-735-2132 DIRECT FAX 917-777-2132 EMAIL ADDRESS clekstut@SKADDEN.COM

                                     September 1, 2010

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:	Preliminary Proxy Materials for Prospect Capital
Corporation

Dear Sir or Madam:

On behalf of Prospect Capital Corporation (the "Company"), electronically transmitted herewith, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a preliminary proxy statement of the Company.

Should you have any questions or require additional information with respect to the foregoing, please contact the undersigned at (212) 735-2132.

Very truly yours,
/s/ Carmine Lekstutis Carmine Lekstutis